Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

Freeport-McMoRan and Phelps Dodge Conference Call
Moderator: James Moffett
November 20, 2006
8:30 a.m. EST

OPERATOR: Ladies and gentlemen, thank you for standing by, and welcome to the Freeport-McMoRan-Phelps Dodge Conference Call. At this time all participants have been placed in a listen-only mode and the floor will be open for your questions following the presentation.

Now I’d like to turn the call over to Kathleen Quirk, Chief Financial Officer and Treasurer at Freeport-McMoRan.

KATHLEEN QUIRK, CHIEF FINANCIAL OFFICER AND TREASURER, FREEPORT-MCMORAN: Thanks, Melissa. Good morning everyone, and welcome to today’s call to discuss our joint announcement of the Freeport-McMoRan Copper and Gold proposed acquisition of Phelps Dodge. A joint press release was issued yesterday evening and is available on our respective web sites at fcx.com and phelpsdodge.com. We also have several slides to supplement our comments this morning, and these are available on our web site.

Before we begin today’s presentation, we’d like to remind everyone that our comments today will include forward-looking statements. Please refer to the cautionary language included in our presentation materials and press release and our SEC filings. We and Phelps Dodge will file a joint proxy statement prospectus with the SEC in connection with the proposed merger. We urge investors and stockholders to read the joint proxy statement prospectus when it becomes available, and any other relevant documents filed by either party with the SEC because they will contain important information.

On today’s call are James R. Moffett, Chairman of FCX, Richard Adkerson, Chief Executive Officer of FCX, Steve Whisler, Chairman and CEO of Phelps Dodge, Tim Snider, President and Chief Operating Officer of Phelps Dodge, and Ramey Peru, Chief Financial Officer of Phelps Dodge.

I’m now going to turn over the call to Richard Adkerson for opening remarks.

RICHARD ADKERSON, CHIEF EXECUTIVE OFFICER, FCX: Thanks, Kathleen. Great to be here today to announce this proposed transaction to all of you, and appreciate your interest.

What we would be able to do with the combination of Phelps Dodge and FCX is create the world’s premiere publicly traded copper company. In terms of copper production and sales globally, we’d only follow Codelco. It would be the largest North American headquartered metals and mining company. It would be a company that would have world class assets, reserves that are long lived and geographically diverse. Within the portfolio of both companies, there is significant exploration potential, and both companies have had a management track record of adding value through their exploration and development activities. The company would have exceptional cash flows. Exceptional cash flows at today’s copper prices and exceptional cash flows at lower prices, and have pro forma financial strength. The operating and development expertise of both management teams would be combined and both sets of operations would benefit from this combined management expertise.

In the near term within the Phelps Dodge set of assets, there are opportunities for significant growth in production, and longer term both companies have the opportunity to add volumes through their exploration and development activities. We’ll be talking today about why the transaction is one which creates value for both sets of shareholders - both for Phelps Dodge through the acquisition price that’s being paid, and for our shareholders because the transformation of our company to a new platform.

Before I go through the details of the combined company’s outlook, Jim Bob Moffett, our Chairman, will make a few comments, and then Steve Whisler, Chairman and CEO of Phelps Dodge will. Jim Bob?

JAMES R. MOFFETT, CHAIRMAN, FCX: Good morning, everybody. Thank you, Richard. Glad to be on here with Richard and Steve. We’re pleased to announce this transaction which would transform FCX into the world’s largest publicly traded copper company. FCX’s success was built on exploration and development of the well-known Grasberg mining district. We will continue to be focused on building value for the Grasberg and generating new values available from the expanded asset base.

Steve Whisler, I want to congratulate you and the entire Phelps Dodge organization on what you’ve done with Phelps Dodge. You’ve built a world class company in the mining industry and will be key players as we go forward in continuing the success that both companies have achieved in their long histories.

The Grasberg district will underpin the new company and provide long term high grade oil reserves that will produce for decades to come. We are adding substantial reserves in the mineral belts in the U.S., Chile, and Peru, and the opportunity to create a Grasberg type asset with the Tenke project in the Democratic Republic of the Congo. Having the Grasberg district, all the great mines that the Phelps Dodge people have and have the opportunity to go in and do the Freeport and Phelps exploration teams to define how big and how prolific the Tenke project is will be a great counterbalance to the Grasberg district, so we see this as a world class group of assets that have been put together for two management teams that have collectively been leaders in the industry, and I am convinced that the new reserves that will be created out of all this asset base will be well beyond anybody’s comprehension this morning. I am confident the combination of these two companies will give our shareholder exposure - our shareholders exposure to a world leader in the mining industry with exceptional opportunities to build asset values along the lines that I’ve just mentioned.

Thank you very much for being on the call. We’re excited about this and I’ll let Steve Whisler comment on the transaction.

STEVE WHISLER, CHAIRMAN AND CEO, PHELPS DODGE: Thank you, Jim Bob, and good morning to everyone.

Let me start by saying we’re very proud of all we’ve achieved at Phelps Dodge. We’re also delighted to be combining with Freeport in this transaction. This is indeed a big day for Phelps Dodge and our shareholders, and I’m very pleased to be here with Jim Bob and Richard to talk about why I feel a combination between Freeport and Phelps Dodge makes such a compelling transaction.

Our overriding goal at Phelps Dodge has always been to maximize value for our shareholders, and I’m very pleased that this transaction not only provides our shareholders with a significant premium for their shares, but also gives them the opportunity to participate in the upside potential of a geographically diversified industry leader possessing the scale and the asset quality to compete on the global stage successfully. The combined company will have strong mining assets, as Jim Bob indicated, a very deep management team, and an industry recognized reputation for operational excellence and technological innovation.

The production capacity and growth opportunities of the combined companies are tremendous. The new company will have a much greater ability to pursue new projects at a time when there is a scarcity of large scale copper development projects around the world to keep up with the strong global demand.

We look forward to working with Freeport to realize all of the benefits of this combination and its exciting portfolio of growth and expansion projects for all of our stakeholders. Together we will have one of the best and most geographically diversified collections of operating, expansion and growth projects in the industry.

With that, let me turn it back to Richard for a review of the presentation. Richard?

RICHARD ADKERSON: Thanks, Steve. Thanks, Jim Bob.

OK, we’ll start talking about the deal. We issued a press release yesterday afternoon which I’m sure most of you have seen, but if you will go to page five of the presentation, we have a summary of the transaction itself. This will be an acquisition of Phelps Dodge by FCX. It is a cash and stock transaction with a fixed stock exchange ratio of 0.67 shares and $88 per share in cash being paid to the Phelps Dodge shareholders. That results in a value based on Friday’s closing price of our shares of $126.46, which was a 33 percent premium to the closing price of Phelps shares on Friday. Total transaction value of $26 billion dollars. Seventy percent cash, 30 percent stock has resulted in the transaction. Phelps Dodge shareholders would own 38 percent of the new Freeport on a fully diluted basis. The transaction has customary regulatory and closing conditions. We don’t anticipate issues through that process. It will require shareholder votes by both shareholder groups. We’ll be filing proxies as soon as we can. We anticipate that process will be completed by the end of the first quarter 2007.

The merger agreement is being filed today, and it has customary no-shop provisions and breakup fees, but that will be available in the public records today.

Now, from our perspective, why did we do the deal? Obviously it’s a much greater exposure to the copper market for our company than we’ve had in the past, and we’ve had exposures significantly to both copper and gold. We feel very positive about that. We feel this is a good time in our industry situation to give our shareholders the copper exposure. We look at what happened in the industry and how today’s world in the copper business differs from the past. The industry prior to the 1990s was one that was fragmented, had many smaller companies who would aggressively pursue development projects when copper prices rose, and many times in terms of returns on equity invested, there were very poor returns.

After a weak period in the industry’s history during the 1980s, prices rose significantly in the decade of the 90s with global economic recovery. There were a number of known projects that were available to the industry at that time, and there was significant development of new major mines, including our mine in Indonesia, the Escondida mine in Chile, and a number of other large mines including Candelaria, one of Phelps Dodge’s mines.

By the late 90s when demand fell first following the Asian financial crisis, the telecom breakdown and then the global recession, there was a flood of copper supplies in the marketplace, inventories rose, prices dropped, the industry consolidated, expenditures on exploration and development dropped. With the emergence of China in 2000, a new feature in the copper market has come to play, and it’s one which we and other suppliers of commodities to China feel very optimistic about. Copper is a metal of infrastructure development. As China and other underdeveloped countries around the world create new cities, as they industrialize, copper is inherently needed for that process.

Then as the U.S. economy recovered and the global outlook for other countries began to get better in the second half of 2003 and forward, we saw copper go to higher prices.

If you look at the chart on page eight you can see that even with the highly publicized comments about the recent increases in copper inventories from any view of historical perspective, the global amount of copper that’s available in visible stocks and in consumer inventories is very low, and these are absolute numbers in light of a much expanded copper market with the incremental demand that China has brought as the world’s largest consumer of copper.

Structurally, the fundamentals of supply and demand in this industry from a commodity standpoint are very strong. We understand the challenges of developing new supplies of copper. It’s very rare to find a major new copper mine. In fact, of the top mines in the world, our Grasberg discovery is the most recent really very large discovery. We also know that as mines mature, meeting production levels is challenging. Grades fall, operating issues become more important. No question in today’s world with top prices copper producers are striving to produce every volume they can, but the supply response to these high prices has been remarkably muted from past times. That comes about because of geological factors that are just not deposits that are known to be developed as they have been in the past, but also issues related to geopolitical issues, cost factors, resource factors.

Page 10 shows the world’s largest copper mines in terms of reserves and production. You can see where the Grasberg rates those categories, but just scan down the time as to when these mines were discovered. The Tenke project has a great opportunity to join this list at the top levels. It’s not generating cash flows currently, so it, in terms of the financial metrics we will talk about, it’s not a significant factor in justifying the price we’re paying for this, but in terms of the future opportunities for this company. Projects like that, other growth projects that are in the Phelps Dodge portfolio of properties, all have the opportunity to add significant volumes and will retain the very highly prospective exploration opportunities that we have at Freeport where we have over 2 million acres of exploration properties that lie outside of the Grasberg producing district, so we believe we’re confident that not only do we create a company that has strong current production volumes generating very strong cash flows, but the opportunity to grow those volumes over time is significant.

In the press today you can hear people talk about the fact that copper prices have come off all time highs that we had earlier this spring. Inventories have risen somewhat, but fundamentally supplies are very tight. We don’t believe we can predict future commodity prices. We never have, and this is not predicated on some confidence that we believe that copper prices will be at $3 or better or some other levels. We looked at this opportunity under a scenario of varying prices. We’re convinced the companies will be stronger together than either company was apart, and that it will be able to deal with potentially lower prices if that occurs, but this exposure to this positive marketplace with such strong fundamental supply demand factors is something that we’re very excited about for our shareholders.

Longer term, when you look at the industry, with the growth in the total industry’s demands that’s there, the higher growth rates that have been realized in recent years and historically, the industry is going to be faced with replacing its leading properties. Fully 60 percent of today’s mines either deplete or have to go underground with more limited production over the next 15 years, and while there are a number of expansion projects the industry is pursuing today, there is a remarkable absence of large scale mines to be developed. New mines take longer to build. Environmental issues are important. Everywhere in the world there are political issues. We’re currently experiencing a shortage of equipment and labor, and the industry is consolidated, so today there are fewer larger companies. The diversified companies have the opportunity to allocate capital to other commodities. They know they’re financially strong and they’re much more prudent in allocating capital to expansion projects than at any time in the past.

And that is a summary of why we believe this exposure to copper is an attractive point for our shareholders.

Then we look at the situation related to our assets. Steve and I have talked for at least 10 years about what a great match the Phelps Dodge assets are with Grasberg. We’ve been very comfortable and remain very comfortable that we can operate Grasberg in Indonesia in the physical location of where we are. But the market has commented consistently, rating agencies comment consistently, about the fact that we have a single asset located in Indonesia where we’re comfortable operating, but it is a country that doesn’t have an investment grade rating for its credit, and that’s been an issue for us in the marketplace. Phelps Dodge has a portfolio of 14 mines and development projects that are scheduled to be pursued that have strong cash flows, strong volumes, and yet it has been an issue for the marketplace of not having a world class asset in its portfolio. With this combination we’re having diversification for Freeport and the Phelps Dodge set of assets are being supported now with one of the world’s great mining properties.

You can see where the operations are located. As we talked to Phelps Dodge management, they talked about managing their properties in the southwest U.S. as a single property. They share management, they share resources, they look at opportunities as though it was a single mining district, and when you aggregate that, you look at an area that has 25 billion pounds of copper, significant molybdenum reserves, high production levels, and in today’s world with the way they run the business of attractive cost structure and growth opportunities. In Chile they have two significant mines. El Abra is producing significant production, but it has a significant future development opportunity. Their new mine in Peru, Cerro Verde, is undertaking expansion as we speak, and it has growth opportunities. And then we’ve previously mentioned the extraordinary opportunity in Tenke. You add all that up with our Grasberg operations, and you get what we’ve been talking about. Geographically diverse, long lived, low cost reserves that gives a unique exposure to the copper business. You can see what this transaction means in terms of geological diversification on the next slide.

Aggregate copper reserves are approaching 90 billion pounds of copper gross net of minority interest 75 billion pounds. Average production volumes are over 4 billion pounds, 3.6 billion net. Long reserve life. The combined company would have 35 percent of its production in Indonesia, 42 percent in North America, and the remainder in South America.

Importantly, combined companies have significant amounts of mineralized material, and we define what that is there. This is resources that are known to exist through drilling activities, but there hasn’t been sufficient drilling or feasibility studies to allow it to be called reserves, but a significant amount of copper that’s potentially producing out there roughly doubles the reserve potential of the company, and that’s what we know today. That doesn’t include the exploration in areas like in our area in Papua, like the complete evaluation of Tenke and other exploration opportunities for the company.

Page 16 shows how the companies will be changed in terms of their exposures to different commodities. This is a copper play. Three quarters of the pro forma production will be copper with the remainder split between molybdenum and gold.

Technology. Our company operates one of the great open pit mines in the world. Every day we move 700 to 750,000 tons per day. Our DOZ mine is maybe the biggest block caving mine in the world. It was designed and constructed at 25,000 tons a day. We’re expanding it to 50,000 tons a day of sustained, and we’re looking at going to 80,000 tons per day. The future of Freeport will be underground, and we’re very confident about our ability to be a large scale low-cost producer using block caving mining underground. Phelps Dodge’s operations have been focused on low-grade, low stripping ratio operations, and they are the acknowledged industry leader in (SX/EW) production technology. There’s new technology for copper concentrate leaching, which adds significant value to their operations and gives us great opportunities going forward in the future.

Combining these two together and of course Phelps Dodge has mined open pits. Their Henderson mine is one of the best block cave mines in the world. A number of our people came up with their training at Henderson. Together this will be a company that will have a broad exposure to technology in the mining process and business. We feel very comfortable about it and excited about it.

We’ve got a number of projects combined that will add volume to the near term. We’ll give you some outlook for that, but the expansion of existing operations through Cerro Verde, the Morenci, concentrate leaching project, our expansion in DOZ, future expansions at Cerro Verde and El Abra, and then new mines that are being developed by Phelps Dodge at Safford which is scheduled to come on stream in 2007 and 2008 with a significant expansion opportunity already identified there. Tenke is completing the initial feasibility study there for commencing operation with significant add-on expansion operations from there. All of these are projects that have been identified that give life and opportunities for us and are great exploration. That’s summarized on page 19. These are properties where known opportunities exist associated with existing mines. In addition, Phelps Dodge has a global exploration effort that’s looking for properties around the world, so this is not just a cash play on existing proved producing reserves, but significant growth opportunities.

Particularly if you look on page 20 at two major sites, the world class Grasberg mine which is the only mine on the western half of the island of New Guinea. A number of important mines over the years have been developed in PNG on the eastern half of the island. We have highly prospective areas with geographic geological dynamics are such that we believes create the opportunity for major mine developments in the future. The Tenke project is believed to be the largest undeveloped high grade copper cobalt project in the world. The grades are remarkable. The picture here shows mineralization at the surface. Less than half of this large concession has been explored. Initial production rates are over 100,000 tons per day of copper with per-year, with clear cut expansion to 400,000 tons per day and the opportunity for significant growth beyond that, so these are the opportunities that we have.

With the structure of this deal, to meet the objectives of the Phelps Dodge Board and its shareholders, the deal involves a significant cash component which we’re financing using the favorable financial markets today that are available to us in a structure that will allow us to use the cash flows from this business to reduce debt significantly, and that’s going to be a focus of our business. It will be the premier North American based mining company. You can see the enterprise value of $37.5 billion dollars and how it compares with other North American based companies on page 22.

The world’s largest publicly traded copper company with very significant amounts of copper production and growing. That’s shown on page 23. The growth profile established through the Phelps Dodge expansion projects will result, as shown on page 24, on pro forma copper sales of 3.7 billion pounds in 2006 to the 4.5 billion, 4.6 billion pound level by 2008, 2009, 2010, supported by ongoing significant gold and molybdenum sales.

We don’t predict copper prices. We plan our business on the basis of varying scenarios so that we have opportunities when markets are good and we manage the risks when markets are weak. What we show on page 25 is varying amounts of annual average earnings before taxes and depreciation, and then average annual operating cash flows. Operating cash flows, of course, will take into account interest costs, acquisition interest costs and taxes that are paid. Using constant gold at $500 an ounce, molybdenum at $15 a pound, both below current levels, you can see the leveraged copper prices that we would have. At $3 copper this business pro forma 2006 had $8 billion dollars of EBITDA and $6.5 billion dollars of operating cash flows.

The way the companies have traded results in very meaningful accretion from the perspective of our shareholders, the cash flows over time, which is what we look at, and the earnings even with purchase accounting considerations, but we have significant exposure to copper. We believe the market’s good. It doesn’t have to be as good as it’s been in 2006 for this deal to make sense for our shareholders and for us to sensibly manage the leverage that we’re taking on.

So you can know how to adjust prices to your own outlook, we’ve given the sensitivity to commodity prices on page 26. Plus or minus changes of 20 cents a pound in copper is a $500 million dollar impact on net income. Capital expenditures on page 27, pro forma for the combined companies in 2006 would be $1.6 billion dollars. Then at the known projects that are being undertaken now or completed, capital expenditures drop off to roughly $800 million dollars by the 2008, 2009 time frame. So with the level of cash flows that we’re generating, the relatively low level of capital expenditures, significant cash flows would be available to reduce debt.

We’re going into this transaction with a plan of maintaining Freeport’s current common stock dividend, the regular dividend, of $1.25 per share. That results in dividend payments to the Phelps Dodge shareholders considering the exchange ratio of roughly equivalent where they are today. You can see that using varying commodity prices, our ability to pay down debt in the near term would be significant. At the price level of the forward futures, the debt could be basically paid, two-thirds of the debt could be paid off by the end of ’09, and significant reductions at lower levels.

Our public financial policy has been well established as we, de-leveraged Freeport, in taking advantage of the free cash flows that we would have, we’ve been distributing that cash to shareholders. We’re committed to maintaining a strong financial position. We also have structured the financing for the acquisition in a way so that we can invest in future growth opportunities that have high rates of return. We are going to aggressively seek to reduce debt, acquire of this acquisition using the cash flows that we generate.

Positive copper markets would enable us to make substantial debt reductions as we go forward, and we will look at opportunities to review steps further through issuances of equity and possibly through asset sales as we go forward, depending on market conditions and what makes sense. We are committed to our longstanding tradition of maximizing value for shareholders. This company has a strong management track record. The combined companies, each company has, in terms of safety and environmental excellence, world class open pit underground mining expertise and salvage capabilities and exploration and development, proven project management expertise. We’ve each brought in major projects in a very expeditious fashion and are global leaders in mining and mining processing technology. Underlying these operating characteristics that we want to preserve from both our organizations, we are going to carry forward our established tradition of working to create shareholder value.

From our shareholders’ perspective, this transaction, as I mentioned, is meaningfully accretive from earnings and cash flows. You will see that from material that we included in our proxy material, but it’s very unusual for a transaction to be able to be undertaken involving the payment of a market-based premium and for the transaction to have this degree of accretion from earnings and cash flow standpoint.

It’s also important that we’re creating a company of scale in an industry that’s characterized by fewer and larger companies. This will allow us to compete effectively for resources or equipment, services from suppliers and for projects as we go forward. It will strengthen Phelps Dodge and our company’s existing leadership position in the congress. The value for the Phelps Dodge shareholders is evident. Phelps Dodge’s shares have performed in an outstanding fashion in recent years, and particularly during 2006, and for their shareholders to receive this level of premium means that their management team and their Board has done a great job on behalf of their shareholders. They will have participation in a significant way in the new company. We have a number of common shareholders, and we’re going to work hard to present an attractive investment opportunity for these and new shareholders.

So we’re excited about this. We recognize this as a potential opportunity over a number of years when both the industry has gone through such changes and each of our companies has gone through major changes. This was a time and place for us to take advantage of that match of assets, and we couldn’t be more pleased that we’re doing it.

Tim Snider, Chief Operations Officer of Phelps, and two of his senior technical people visited our Grasberg operations as part of the due diligence process, and I’m going to ask Tim to say a few comments about his visit there.

TIM SNIDER, PRESIDENT AND CHIEF OPERATIONAL OFFICER, PHELPS DODGE: Thanks, Richard. As Richard said, as part of our due diligence efforts, I visited the Grasberg mine for a couple of days last week. I was accompanied by two senior vice presidents from our operating technical rank. One of them, Dennis Bartlett, is expert in open pit mining and mine technology. He has about 30 years in the business. The other one was Bill Rech, also about 30 years in the business, and he’s expert in underground mining, particularly block caving.

Our intent was to review the technical aspects of the operation. The areas that we visited included the open pit mine, of course, the underground mining operation, the common infrastructure project which will facilitate the conversion from primarily an open pit operation to a purely underground operation. We visited the concentrator and some other infrastructures.

There were several areas - specific areas that we intended to focus on, and that included the open pit operating plans and pit slope management in particular. We spent a lot of time with mine management, mine planners and geotechnical experts at the property, and we came away believing that Grasberg is using the best practices in pit slope management and also in employing the best available technology for pit slopes.

They appear to be correctly mining - planning the open pit mine through its economic life, and the mine planning and geotechnical experts on site appear to be expert and credible. We also focused on underground mine plans, the development of the underground, and also the common infrastructure development. We found the plans to be well founded and the personnel dealing with the underground to be highly competent. The development work that will allow for the ultimate conversion is being done very well. It’s well thought out, and it should be adequate for long-term use.

And then the final thing that we focused on was specifically the transition plans linking the open pit mining plans with underground so that there’s a smooth transition of production which, of course, occurs in the middle of the next decade. We found that the plans for the transition are well founded and doable. This transition is a big undertaking and we believe that the Grasberg staff has dedicated the right resources and the right talent on the issue. Of course, the combination of our two companies will allow some supplementing of talent if necessary as we go forward.

The key elements of the transition are staffing and training to get enough employees for the ultimate underground operation, so we think Grasberg has a very good start on the sourcing and training of local talent to staff the operation, and we saw some first rate training facilities with classes underway that will be providing substantial future employees for that operation.

So in conclusion, in general we were very impressed with what we saw, the talent and staff, and also in the planning that’s underway for the mine.

RICHARD ADKERSON: Thanks, Tim, and from our perspective as we undertook due diligence on Phelps Dodge operations, the more we learned the better we liked this deal.

With that, Operator, we’d like to open the lines for questions.

OPERATOR: Thank you. If you would like to pose a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. We’ll pause for just a moment to compile the Q&A roster.

Thank you. Your first question is coming from John Hill with Citigroup.

JOHN HILL, CITIGROUP: Good morning, everyone, and congratulations on today’s news.

I was wondering if you could share with us some more thoughts essentially about capturing the valuation wedge. You show the futures curve, three expectations below that and obviously have some confidence that should the copper market evolve more favorably, much of this debt can be retired quickly. You were silent on the subject of whether you might hedge the wedge or try to lock in some of those price realizations. Could you just provide some commentary on that strategy?

RICHARD ADKERSON: Thanks, John. We have had at Freeport a longstanding philosophy of giving our investors exposure to the marketplace. Back in the 1990s, I’m sure you recall that as we were expanding in Grasberg, at times during high prices we bought some copper puts but we do not anticipate forward sales of copper. The opportunity that we have will be to take advantage of higher prices to repay debt and even though people today are talking about that the peak is behind us and so forth, there are scenarios that you could draw, we’re not counting on this, but you could draw scenarios with today’s low levels of inventory, the development issues and the production issues that miners face in the copper business, and with continued activity in China and recovering the world’s economy, there’s nothing to say that we’ve seen the peak of copper prices. We’re not counting on that, but we want to have the opportunity if that does occur that it goes to our bottom line.

JOHN HILL: Great answer. Great answer. And then just very quickly. You didn’t mention much about synergies. Obviously a lot of these will be on the financial side. I was just wondering if you could provide a comment or two.

RICHARD ADKERSON: Well, it’s pretty easy to comment in terms of cost synergies. Our operations don’t overlap. We run Grasberg as a standalone business. It’s our only asset. Phelps Dodge has a management team and management structure to run their business. As we always do, we’ll be looking at ways to reduce costs, but there are not cost synergies coming out of this deal. We will have the benefit of the combined operating capabilities of both companies and will apply that expertise to both businesses. Jim talked about some of the issues that his people observed during their visits to Grasberg. I think our experiences in discovering the Grasberg, developing it and operating it in a challenging environment will be applicable to the Tenke project, so we will have those opportunities. We create a company of sufficient size that we can be a very strong competitor in the mining industry, but in terms of cost savings, that’s not a feature of our operations. We do have the financial accretion that you referenced, and that is a feature that’s normally not available to companies in a combination like this by paying a significant premium.

JOHN HILL: Very good. Thank you.

RICHARD ADKERSON: Thanks, John.

OPERATOR: Thank you. Your next question is coming from Victor Flores with HSP.

VICTOR FLORES, HSP: Yes, thanks. Good morning. I just was hoping you could come back to some of the philosophical issues about this deal. Certainly from the - sorry, from the Freeport point of view, gold becomes much less important, and some of the strategies recently that you’ve pursued of giving a lot of the excess cash flow back to the shareholder sort of drops off. You’ve talked about maintaining the existing dividend, but it seems that this transaction precludes some of the special dividends that shareholders have become somewhat accustomed to much more difficult.

RICHARD ADKERSON: Yes. That is - that’s correct in the short run. We are incurring debt to finance the cash portion of this acquisition. We believe we can maintain the regular dividend which is in the context of this industry a strong dividend, but the excess cash that we will earn from this transaction will initially go to reduce the debt, and we’re committed to doing that. We’re going to manage the debt because of the commodity issues going forward.

Victor, over time we’re not changing our philosophy. We’re still going to be focused on shareholder value opportunities as they evolve over time. We’re going to be aggressive in doing that, but to transform this company from the somewhat static operating situation that it was in to being a dynamic company that can pursue growth through development projects, exploration potentially through acquisitions, is a change in the situation of our company.

VICTOR FLORES: Thanks. If I could just ask a follow-up. I was just looking at some consensus numbers, sort of to take my personal bias out of the equation, and it looks like in general the street’s estimates that Freeport is trading on about a 20 percent discount to where it should be, which indicates your shares, the market believes, are undervalued. Looking at Phelps Dodge, you come up with a similar number. The street seems to believe that you’re about - Phelps Dodge is about 20 percent undervalued. That would imply that perhaps the best way to create value for everybody would be to do a merger with no premium. Was that something that was considered or not, and what were the pros or cons of that particular outcome?

RICHARD ADKERSON: Well, you know the value - let me address first the valuation issue you talked about. A strategic issue for us has been the combination of copper and gold in the same company. Those commodities are valued differently, and exactly how you approach that varies from analyst to analyst. You say a 20 percent discount, as you know well, Victor, there were times when that discount was absolutely enormous and we’ve worked hard in recent years to narrow it and have gotten a more reasonable discount, but we have recognized for a long time that Grasberg would be valued more highly if it were in a diversified set of assets. There have been strategic barriers to that happening in terms of our being acquired. It has to do with the copper gold mix, the fact it’s such a large asset, the fact it’s in Indonesia which is not an investment grade rated country. We had the opportunity to do this transaction with Phelps Dodge. As we negotiated the transaction, that was the deal that was available to us, and the Phelps Dodge Board had its requirements, we negotiated a deal that we believe is attractive to our shareholders, and one that clearly Phelps Dodge concluded was attractive to theirs.

VICTOR FLORES: Great. Thank you very much.

OPERATOR: Thank you. Your next question is coming from Victor Lazarovici with BMO Capital Market.

VICTOR LAZAROVICI, BMO CAPITAL MARKET: Good morning. Congratulations. This is an exciting deal you’re announcing, but I do have a couple of questions. Richard, you alluded to break fees in this transaction but you didn’t actually say what they were. Could you tell us what they are?

RICHARD ADKERSON: Yes. The merger agreement is being filed today, Victor, and it will be in public records, from their perspective it’s $750 million dollars, from the Phelps Dodge perspective. From ours it’s $375 million dollars. Those are market based deals that approach kind of the industry standard of three percent, and the different amounts reflect the different sizes of the market caps of the companies.

VICTOR LAZAROVICI: So if PD were to be taken away by another company, they would pay you the 750 and if you were to be taken out of the deal you would pay them the 375?

RICHARD ADKERSON: Yes. When you see the merger agreement, you’ll see that it’s standard in all respects, and it has no-shop provisions, and those are the break-up fees that are reflected in it.

VICTOR LAZAROVICI: The other thing that one tends to look for in announcements like this is the unintended consequences, things like preemptive rights being triggered. Have you gone through all of the major assets and determined that there’s nothing at risk?

RICHARD ADKERSON: Yes.

VICTOR LAZAROVICI: And in particular I’m thinking of Tenke and your agreement with Rio Tinto to let Grasberg.

RICHARD ADKERSON: Right. First of all, yes, we have done that, and there are no issues of that nature. I want to emphasize with respect to our operations in Indonesia, those are conducted through our subsidiary PT Freeport Indonesia. It had the contract of work and its operation structure is unaffected by this transaction. This is a transaction by FCX, the shareholder of PTFI, so our operations in Indonesia with respect to our contract of work with the government of Indonesia and our joint venture with Rio Tinto are not affected by this transaction.

VICTOR LAZAROVICI: I guess the last question I would have is in looking at combining the asset bases, the proposed structure almost looks like you’re going to continue operating as two parallel companies with a common chairman and CEO and board, but really, Grasberg’s going to be run out of New Orleans as it always has been and PD’s going to run their assets pretty much as they always had. Is that fair?

RICHARD ADKERSON: No, I think that’s simplifying it, and as a matter of fact, you know, we’ve had the executive management for PTFI in New Orleans and the financial administration support out of New Orleans, but the operating management for PTFI is in Indonesia. You have to operate lines on the ground from where it’s located. We will be working together with our new management team in making decisions about how to allocate capital, about how to run the business, about how to pursue development projects, so we will be managing this business on a combined basis with our new management team. To say that it just would be operated the same way as it has been in the past is an oversimplification because now we will have a corporate financial strategy and we will have operating decisions made that will be based on the new Freeport.

VICTOR LAZAROVICI: Last question has to do with your debt facility. It looks like you’ve put in place a substantial amount more than you’ll need. As of the last reported quarter the combined companies had about $4.8 billion in cash on hand, run rate on generated cash combined about $1.6 billion dollars, and then pro forma debt to total cap kind of indicates that you’re going to use some of that cash to pay down debt. What’s the extra three or four billion dollars for?

RICHARD ADKERSON: Well, I can guarantee there’s no extra debt being raised here. We’re raising the debt required to do this transaction. We do plan to use $2.5 billion dollars of the available cash to finance the acquisition cost. Not all the cash that you see on the balance sheet is available to be used for that purpose, and we’ve extracted all the cash that we can extract, and then finance the rest. We will have about $10.5 million dollars of term institutional loans with restructuring so that it can be repaid in the relatively near term, $6 billion dollars of seven to 10-year term high yield notes, so we’re using the very favorable financial markets today to allow us to structure this transaction and we’re doing it in a way so that we can meet our objectives of reducing debt aggressively using cash flows. The new debt is roughly $16 billion dollars, which then you add in the total gross debt of the companies and you get up to total debt close to $17 billion. For our own company, our cash in the fourth quarter is going to exceed our debt outstanding.

VICTOR LAZAROVICI: Thanks, Richard. That sounds like a pretty exciting deal.

RICHARD ADKERSON: It is an exciting deal, Victor, and I appreciate your interest.

VICTOR LAZAROVICI: Congratulations. Thanks.

RICHARD ADKERSON: Thanks.

OPERATOR: Thank you. Your next question is coming from David Gagliano with Credit Suisse.

DAVID GAGLIANO, CREDIT SUISSE: Hi. Good morning. I just have a couple of quick questions. On the sum of the transaction price itself, the all end value of $126 a share, I was wondering if you could just walk us through the logic behind the derivation of that particular value. Was it primarily one year forward multiples, any of the estimates, et cetera, that’s the first question.

RICHARD ADKERSON: Well, in terms of negotiated transaction, the process you go through is you look at the way assets are valued in the marketplace and the number of different basis. This was - we were acquiring control of Phelps Dodge, and in those transactions there is a required control premium to pay, and that matter is then negotiated with - between the companies. Basically if you look at the premium over recent average prices, it’s approximately 30 percent at any given day. It’s going to vary depending on the level of FCX stocks since there is a fixed exchange ratio here, but we had a very straightforward negotiation in which the companies and their financial advisors looked at all the metrics that you would look in an M&A transaction, and then we had very diligent tough negotiations in which we were trying to buy the assets as cheaply as we could and Steve was representing his Board in trying to get as much as they could, and we ended up on a deal that allowed it to get done and achieve objectives, and again I come back from our standpoint about paying a premium and having this degree of financial accretion to our company is something that makes us comfortable in doing it, plus creating this company with all the growth opportunities we have. So this is a deal, I think, where both companies can feel they represented their shareholders in a very, very prudent and positive way.

DAVID GAGLIANO: Fair enough. And just as a follow-up, Richard, you mentioned in your comments that you had been speaking with Phelps for, you know, at least the last 10 years in terms of how much this makes sense, and obviously Phelps had taken a bit of a hit earlier this year. I’m just wondering what’s changed now. Why now versus the, you know, the discussions over the past 10 years, for example?

RICHARD ADKERSON: Well, man, you think 10 years ago. Ten years ago was before - that was the last time we had a dollar copper and $400 gold. We live with copper prices that approach 60 cents a pound and gold dropped to 270, and people thought they were going lower. In our company situation, the government changed in Indonesia and our stock went from 35 to seven. Phelps Dodge dealt with the issues of low commodity prices. Both companies had significant debt. Both companies have in recent years focused on de-leveraging and have gotten to the point in time where we are today, so throughout that time in different worlds that we were living in, the assets looked good together. Now we’re at a point in time where we can do the transaction, and we took advantage of that opportunity.

DAVID GAGLIANO: OK. Great. Thanks.

RICHARD ADKERSON: Alright.

OPERATOR: Thank you. Your next question is coming from Hongyu Cai with Goldman Sachs.

HONGYU CAI, GOLDMAN SACHS: Congratulations, and thanks for the presentation. You mentioned in your press release that you intend to issue equities or consider possible asset sales to reduce debt further. I’m just wondering if you have any time line for the issuance of equity and if you could specify the potential asset for sales?

RICHARD ADKERSON: Well, in the interest of just making sure, you know, that’s our style, Hongyu, it’s - we want to make sure that we’re very candid and open with the marketplace. We don’t have to do asset sales or equity issuances, but if the opportunities come to us and we don’t have any specific assets targeted for sale, we don’t have any timing that we’re targeting for equity issuances, but we wanted you to be aware that if the opportunities come to us so that we can do it on a way that - do it for our shareholders and good for de-leveraging this company, that we’re going to consider how to do that.

HONGYU CAI: OK.

RICHARD ADKERSON: Our priority of this company initially is going to be reducing this debt that we’re incurring on the acquisition.

HONGYU CAI: OK. So just to follow up, someone asked about the potential hedging of copper sales going forward, so I just want to confirm, you said you don’t anticipate any hedging, even just partially going forward.

RICHARD ADKERSON: We do not anticipate any forward sales of copper.

HONGYU CAI: OK.

RICHARD ADKERSON: And we talked about it for years, we’ve monitored the cost of puts. Freeport purchased puts in the 1990s. We’ve been monitoring them recently. We were in a situation with our company where we had very low capital expenditures and didn’t really need - and so there wasn’t the situation we were in, in the 1990s, and we’ll continue to do that, but philosophically we’re not going to cap prices.

HONGYU CAI: OK. Thank you.

OPERATOR: Thank you. Your next question is coming from Brian MacArthur with UBS.

BRIAN MACARTHUR, UBS: Good morning. Just a couple of questions. First of all, just following up on the hedging, given historically you mentioned Freeport gets sort of a blended copper gold multiple and probably in the new entity you won’t. Given that, why wouldn’t you consider hedging gold going forward, potentially?

RICHARD ADKERSON: Well, there’s - gold is an interesting situation. It has option value in it that gives you some financial opportunities. Brian, you’ll recall that in the 90s we issued gold index preferred shares and were in effect able to take advantage of that opportunity with financing. Those types of things might be available to us as we go forward. We’ve considered over time the idea of dividing our business in some fashion between the copper and gold elements, and others in the industry have done things of that nature, and so that might give us other opportunities, so those are things that we will be examining to see if we can find ways to unlock more value out of our gold stream because of the special way that it’s valued in the financial models.

BRIAN MACARTHUR: OK. Second question. You mentioned, you know, financial synergies. Just going forward, your tax rate, I mean, obviously you’ve got tax rates in Indonesia, Phelps Dodge has them all over the world. The debt can fit somewhere. I guess you can ask the question two ways. Do you know what a pro forma tax rate is or how do you structure it to, you know, maximize that because I would think historically there should be some synergies there.

RICHARD ADKERSON: There well could be. As you know, well, Freeport generates a lot of tax benefits in the U.S. that we can’t use through our corporate expenses and interest costs ...

BRIAN MACARTHUR: Right.

RICHARD ADKERSON: ... while Dodge is an AMT taxpayer in the U.S., but over time there should be opportunities for us to do things on a more tax efficient basis than we have in the past. Everything’s going to vary depending on the levels of taxable income that are generated in individual operations. We’ll try to give you as much of a road map for that, Brian, as we can in our SEC filings and going forward in our periodic earnings reports.

BRIAN MACARTHUR: But it obviously wasn’t something, it doesn’t sound like you spent a lot of time for the rationale of the transaction at all.

RICHARD ADKERSON: Man, I’d say the rationale of the transaction, once we started really thinking about it, was so clear it went beyond things like tax matters.

BRIAN MACARTHUR: That’s what I thought. Next question. Just - you talk about a $15 billion dollars, you know, net debt number pro forma for the transaction that’s being proposed right now. Is that - and you made another comment in here about getting all the cash out you could. Is that a net debt number consolidated or is - have you taken a minority interest or how do you assume if you repay for annuity if Phelps Dodge international debt back in that, taken the withholding tax posture, or is it just kind of a growth number?

RICHARD ADKERSON: That’s a consolidated number.

BRIAN MACARTHUR: OK.

RICHARD ADKERSON: And that’s why, and Phelps Dodge talked about this on their most recent earnings call about the tax - we have this issue in Indonesia, you know, if we transfer taxes from PTFI to FCX, there’s minority distributions to the government, there’s withholding tax. Phelps Dodge has similar situations with their operations, and so of that consolidated cash, taking into account those factors, is what left us with the $2.5 billion dollars to use in the acquisition.

BRIAN MACARTHUR: Right. OK. So that’s been adjusted for?

RICHARD ADKERSON: Right.

BRIAN MACARTHUR: And similarly the EBITDA numbers you’re giving, again they’re just consolidated EBITDA numbers, right? The minority interest all has to be adjusted for later, then?

RICHARD ADKERSON: That’s correct, and that’s the way, you know, the accounting rules work. You just have to consolidate operations. We’ve shown some production reserves numbers net of minority interest, but yes, you’re right. In terms of actually managing the debt, managing the cash flows, we’ll have to deal with the impact of getting cash to the parent.

BRIAN MACARTHUR: And the final question, and this may be a hard one to answer, but you said you and your financial advisors looked at all the valuation metrics. On an NPV basis, do you know what copper price this is viewed as, like how low you can go and it’s still accretive?

RICHARD ADKERSON: Yes. We have looked at this issue on a number of financial metrics in terms of lower copper prices. The principal one that we use because, you know, NPV calculations are varied depending on how analysts approach it, but in looking in terms of cash flow accretion, you have to go significantly lower than where we are today for this not to be accretive for us.

BRIAN MACARTHUR: Right. On a cash flow basis, I’m sure it’s very accretive in EPS, but you know on an NPV what it’s accretive at?

RICHARD ADKERSON: Well, again, NPV calculations depend on the methods that you use to calculate ...

BRIAN MACARTHUR: Sure.

RICHARD ADKERSON: ... calculations. I have tons of data. I don’t have something that I can answer your questions specifically.

BRIAN MACARTHUR: No, that’s fair enough. I understand there’s a lot of sensitivities in that. Thanks very much and good luck.

RICHARD ADKERSON: Alright. Thanks, Brian. Appreciate your interest.

OPERATOR: Thank you. Your next question is coming from Tony Rizzuto with Bear Stearns.

TONY RIZZUTO, BEAR STEARNS: Thank you very much. Good morning, everyone. It sounds pretty exciting. Got a number of questions. Some of these have been partially answered.

The first one I have is with the cash flow assumptions you made, that you presented in slides, assuming $500 per ounce gold and $15 per pound molybdenum what does this equate to in terms of the unit operating cost per pound of ore?

RICHARD ADKERSON: Well, you know, that was one of the interesting things that we gained when we looked at Phelps Dodge’s operations. Tony, you know that at Grasberg for years we operated with zero cost, negative cost, because of the impact of the gold credit and the cost structure.

TONY RIZZUTO: Right.

RICHARD ADKERSON: In our corporations over the past five years, before credits our costs have doubled.

TONY RIZZUTO: Yes.

RICHARD ADKERSON: Gross costs have doubled. Some of that’s made up of the fact that the mine is deeper or hauls are longer. That means wear and tear on equipment and maintenance costs. Energy costs, steel costs, input costs have all been major factors, and so our recent unit costs which are driven by copper volumes and gold volumes, gold prices, have risen. When we look at going underground today, there is not the difference between block caving underground in Grasberg and open pit mining on the unit basis that we once had. When we looked over at the Phelps Dodge situation, you know, the world’s perception always was that Freeport was extraordinary low cost, Phelps Dodge was extraordinary high cost. They had low grade mines but they have low stripping ratios and they’ve had to manage that operation during periods of low prices. They also sell some copper concentrate, but their basic business is direct extraction of copper, and there is not the difference between those two operations from a cost standpoint than - that I think many would perceive.

If you look at their properties in the southwest copper district where they have 25 billion pounds of copper and they have higher production volumes aggregate than we do at Grasberg, our total aggregate costs for those two operations are roughly similar. They don’t have the gold credit. They have some molybdenum credit. At the end of the day with the copper price situation as it is, there are going to be very significant margins to be earned out of this business, and the cost will be competitive from the industry perspective. The industry’s unit costs really have, you know, it’s interesting to watch it with the effects of molybdenum on credits. The Sierrita mine which is a very old mine, is maybe the lowest cost mine in the world today because it’s negative cost because of molybdenum. Two-thirds of Phelps Dodge production is from SX/EW, so we’re going to be presenting cost information on a going forward basis and when you see that I think you’ll understand what I’m saying about this margin analysis.

TONY RIZZUTO: Richard, do you consider the long-run price for copper today in this environment with these higher costs to be, you know, one and a quarter per pound or above that, maybe one and a quarter to 150 per pound, even?

RICHARD ADKERSON: Tony, you know, you and I have spent a lot of time talking about this price deal. I know many people in the industry and many of the consultants talk about a long-run average price ...

TONY RIZZUTO: Right.

RICHARD ADKERSON: ... and when I look back at price movement, be damned if I can pick one. I mean the prices are being driven by the factors at any point in time, they move up and down depending on the business cycle and other factors. You just know with the kind of cost structure in the industry that it’s having an impact on the way that people run the business and the way that people look at developing new projects. There are uncertainties in the market, and if we - we’re not prepared to deal with this company, combined company, with the view that we might have lower prices we’d be imprudent, and we’ll be able to deal with that better together than either company could have apart.

TONY RIZZUTO: Alright. Just two more quick ones, if I may. Any opportunities to bring on Tenke even more quickly or possibly initially with a greater scale?

RICHARD ADKERSON: We’re going to be looking at that very closely.

TONY RIZZUTO: OK. And just a follow-up, I know the hedging, a lot of questioning, it’s been obviously a lot of folks have been asking, but is there any intention to buy back any of the PD hedges?

RICHARD ADKERSON: We’re going to look at all alternatives. You know, the economics of that will drive what happens. I mean, I think it’s - you understand, but just for clarification, Phelps Dodge will be settling their hedge contract for 2006 in the first quarter of next year, there’s a cash payment the way these were structured. They have hedges that only go through 2007, and they’ll be settled early in 2008.

TONY RIZZUTO: Yes. But you’re looking at all these things actively?

RICHARD ADKERSON: Man, we’re going to look at every aspect of this business.

TONY RIZZUTO: Alright. Listen, all the best to you guys.

RICHARD ADKERSON: ...with our new management team.

JAMES R. MOFFETT: Richard Adkerson, this is Jim Bob. I’d like to just make a comment. We’ve had so many questions about synergies and different things about how we would consider the expansion of Tenke at a faster rate. I think the synergies in this company, you try to say it 100 times to these questions, is that we now have these companies to be run under one management team. Freeport has conducted business as a company that has a large mine but had one country of operation. Phelps Dodge had to run their mine without having Tenke developed and spent their time looking for a Grasberg. The combined assets, the synergy in this company will be the ability of the single management team to run these assets as a combined company and there will be many things that will be done differently because both companies couldn’t make the same decisions that we can make by having this panoply of assets around the world, and some people have said that the discount of the Freeport stock, we’ve had the headline risk and the Indonesian risk as spoken as one of the reasons why FCX showed as a discount. We’ve never known what that real discount is. Some people thought we should give a higher multiple because of gold, some people thought we ought to get a higher multiple because of our long life reserves, but there was all this talk about the fact that we had a one country, one mine asset. We don’t have that today. When there would be - when the hedging and all of these other questions come up, PD had to do what they had to do to run their company without the ability of having the Grasberg as part of its asset base. We would be looking at what we do exploration-wise. We’ll review all of the exploration projects around the world and see how would we restructure our exploration, if at all, based on the new asset base, so I want the group that’s listening to this call to understand that when we’ve gone through this transaction to say that this is the right time to put these assets together, it gives our management teams the tremendous amount of new flexibility to use our creative ability to take this new Freeport company and do the kind of things we’ve done in the past, and the people that own both stocks, who are in these stocks because they had confidence in the management team. Well now you’ve got the opportunity to see what the combined management teams and these combined properties can do, and I assure you the synergies that we come out of this because of the creativity and the flexibility that we now have to run these assets in a different fashion than they’ve been run as a single company, will be overwhelming and we haven’t had a chance to be able to sit down and really come to all the right decisions about that, but that’s the opportunities to build value that are not in either one of these stocks, so I just feel like overall that when we’re talking about synergies, management decisions, price considerations, hedging, the whole thing, our outlook is going to be completely different from the companies. We’ve answered specifically what our management has done, and you’ve given good answers to that, but believe me, these companies run as a combined company, we’ll have so many synergies and strategic values that we’re just fixing to have the opportunity to open and give you the benefit of seeing the real value of both companies as a combined company. Thank you, Richard.

RICHARD ADKERSON: Thanks, Jim Bob.

TONY RIZZUTO: Both gentlemen, thank you very much for the increased clarification.

RICHARD ADKERSON: OK, Tony. Thanks.

We’re going to take two more questions. I’m going to be out talking with investors to further explain this deal. If we can’t get to your question today, we look forward to having the chance to respond to you directly. So let’s take two more questions.

OPERATOR: Thank you. Your next question is coming from Gary Lampart with Canaccord Adams.

GARY LAMPARD, CANACCORD ADAMS: Thank you. I have two questions. The first one is on the debt. Typically debt holders are - or debt providers, sorry, are a little bit more wary of the commodity cycle than companies can be. What sort of security have the debt providers asked for and what is the cost of that debt?

RICHARD ADKERSON: Well, the cost of the debt is very attractive, as I said. Not only is this the right time for the companies to do this. The fact that we can go to the debt markets in such attractive basis and deal with this is what allows us to do it. We’re going to be doing this on an unsecured - on the notes, the bonds will be unsecured. They will be standard high-yield bonds. We expect those to be in the range of 8.5 percent bonds, but they’ll be at the market price. The term loan financing will be secured and they will be at standard rates for a company with our credit profile, so the financing, (INAUDIBLE) investment (INAUDIBLE) cuts. The company in Freeport, we didn’t have that opportunity because we were in Indonesia, and fortunately today in the high-yield market the financing’s available in attractive terms, and we’re going to structure this debt, take advantage of that and also have the flexibility of paying it off.

GARY LAMPARD: OK. Thank you. The second question is the - is on the cost structure of Phelps Dodge’s U.S. operations. I understand what molybdenum doing for the costs there at the moment, but in an environment of lower commodity prices, there’s a reasonable risk that some of those operations, some of the major operations, could end up in the top quartile of the cost curve again. Would you agree with that and would you consider that to be a major issue or not?

RICHARD ADKERSON: Well, the issue as planned for, and I know that Phelps Dodge has done a good job of planning for it as a standalone company. One of the factors that will happen with the new structure, we’ll have more flexibility in dealing with that as we went forward because Phelps wouldn’t have to be pushing as hard as it might have to otherwise to do vitals. There’s operations that can be flexed and one of our plans will be to take steps to deal with prices. One of the factors underlying what we believe is the much improved structural situation in the industry is that consolidation is putting the control of mines and development projects, too, in the hands of companies that are financially stronger and have the ability of dealing with lower prices, and I think that means the industry is structurally better placed for going forward.

GARY LAMPARD: OK. Thank you.

OPERATOR: Thank you. Our final question will come from Shivanker Saxena with Barclays Capital.

RICHARD ADKERSON: OK, let me add something else to that, though. I think, you know, I emphasized this thing about the idea of what would you do if the prices were lower. Our view is the high likelihood that the world’s going to need copper. When you look at the demand factors, the way that copper is used, the need for urbanization and industrialization around the world, copper is tied to industrial output in the U.S. and developed countries, but run it - we have to plan for the fact that we may have to deal with lower prices, but the opportunity here is our shareholders are going to get access to enormous copper resources in a world that looks like it’s going to be needing copper in the future. You look at the strategies throughout the industry of what people are doing to plan for that, and they are talking about projects that have very long range horizons for making investments and adding to the ability to produce copper. We’re going to have a company that’s going to have those long horizon type investment opportunities and we’re going to have a company that’s going to be producing a lot of copper right now, so this is a question, really, of looking at this as an opportunity and doing it in a way that prudently can deal with however the world deals cards to us, but the opportunity is we’re going to have copper in a world that’s going to need copper.

OK. Next question.

OPERATOR: Thank you. Our final question will come from Shivanker Saxena with Barclays Capital.

SHIVANKER SAXENA, BARCLAYS CAPITAL: Hi. Good morning. Any comment on your plans for existing debt? I know you have some high priced debt out there.

RICHARD ADKERSON: Yes. Our company does have remaining $282 million dollars of our 10 1/8% bonds that’s callable early next year, and we’ll be reviewing what we do with that. Our plans were to call it, but this will fold into our overall financial plan for this transaction, and that might change.

SHIVANKER SAXENA: And the Phelps Dodge debt?

RICHARD ADKERSON: It will all be managed in terms of an overall financial plan for how we deal with what we do going forward.

SHIVANKER SAXENA: OK. And ...

RICHARD ADKERSON: And we’ll be reporting to you on that with our financial plans, our operating plans. We have a philosophy of being highly transparent with that, and that’s what you’re going to see from us going forward.

SHIVANKER SAXENA: Sure. Just a final question. Could you comment on your discussions with the agencies?

RICHARD ADKERSON: You have to come out with agencies as you normally do in transactions like this. We make the case that with the structure that we have, we’re actually in an improved credit situation and we’re waiting to hear from them, but we had good discussions with them.

SHIVANKER SAXENA: Great. And you did mention that you will have secured bank debt in place?

RICHARD ADKERSON: Bank debt, we will have a bank facility and we’ll have debt from the institutional loan market.

SHIVANKER SAXENA: Great. Thank you.

RICHARD ADKERSON: Well, thanks a lot, everybody. We appreciate your interest. We’re really excited about this and we look forward to talking with you as we go forward and proceed with the transaction. It’s a great company and we believe we’re going to work hard to be attractive to the investment community to be responsive to shareholders, and we appreciate your support.

OPERATOR: Thank you. This concludes today’s Freeport-McMoRan Conference Call. You may now disconnect.

END

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.